KELSO TECHNOLOGIES INC.

MANAGEMENT DISCUSSION & ANALYSIS

YEAR ENDED

DECEMBER 31, 2015

(Expressed in US Dollars unless otherwise indicated)

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 2 of 26

MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

The following management discussion and analysis (“MD&A”) of the operations and financial condition of Kelso Technologies Inc. (the “Company” or “Kelso”) provides an overview of significant developments that have affected the Company’s performance during the year ended December 31, 2015. It should be read in conjunction with the audited consolidated financial statements of the Company together with the related notes thereto for the year ended December 31, 2015.

The audited consolidated financial statements for the year ended December 31, 2015 referred to in this MD&A have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The following MD&A and the Company’s audited consolidated financial statements were approved by the Audit Committee and the Board of Directors on March 28, 2016.

All amounts herein are expressed in United States dollars (the Company’s functional currency) unless otherwise indicated.

References to EBITDA in this MD&A refer to net earnings from continuing operations before interest, taxes, amortization, deferred income tax recovery, unrealized foreign exchange losses, non-cash share-based expenses (Black-Scholes option pricing model) and write-off of intangible assets. EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Management believes that EBITDA is an alternative measure in evaluating the Company's business performance. Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

LEGAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” within the meaning of applicable Canadian securities legislation that reflect the Company’s current expectations, forecasts and assumptions. Generally, forward looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words or phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by such forward looking statements These include but are not limited to the economic condition of the railroad industry, which is affected by numerous factors beyond the Company’s control including slow sales cycles, the existence of present and possible government regulation and competition.

In general terms the Company's products involve detailed proprietary and engineering knowledge and specific customer adoption criteria, hence factors that could cause actual results to be materially different include that product development may face unexpected delays; orders that are placed may be cancelled; anticipated customer order shipments may be rescheduled to future periods; product may not perform as well as expected; markets for various products may not develop as quickly as anticipated or at all; and operations may run into permit, labor or other problems.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 3 of 26

Other factors include the uncertainty that profitable revenue levels can be achieved and sustained, general market circumstances could become unfavorable and there could be a need to continue to access additional development capital from internal or external sources to continue financially healthy business development operations.

Although the Company has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that could cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are advised to consider such forward-looking statements in light of the risks set forth in the Risks and Uncertainties section of this MD&A (Page 21). The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Additional information about the Company and its business activities is available on the Company’s website at www.kelsotech.com and public documents posted on www.sedar.com and on EDGAR at www.sec.gov in the United States.

DATE OF REPORT

March 28, 2016

SUMMARY OF THE YEAR ENDED DECEMBER 31, 2015

  Reported net loss (IFRS) year ended December 31, 2015 was $2,510,826 ($0.05 per share) compared to reported net income of $4,025,781 ($0.09 per share) for the year ended December 31, 2014.

  Revenues for the year ended December 31, 2015 were $18,910,122 compared to $23,816,809 for the year ended December 31, 2014.

  Gross profit was $5,100,129 (26.9% of revenues) for the year ended December 31, 2015 compared to $10,924,325 (45.8% of revenues) for the year ended December 31, 2014. This reflects a severe drop in sales of high value oil related equipment that was fueled by recent market inactivity due to low oil prices. This has shifted new tank car build schedules to future periods.

  Gross profit margins further diminished with start up manway sales that included the write offs of our research and development costs as well as heavier than expected start up expenses for low volume manway production.

  EBITDA for the year ended December 31, 2015 was $385,642 compared to EBITDA of $6,843,707 for the year ended December 31, 2014.

  Management compensation for the year ended December 31, 2015 fell to $727,217 compared to $1,243,763 for the year ended December 31, 2014.

  Reported net loss of $2,510,826 included items not involving cash for amortization of assets including our new production facility in Bonham, Texas in the amount of $237,201, unrealized foreign exchange expense of $584,162, share-based expense for incentive stock options (Black-Scholes) in the amount of $672,533 ,and a write off of intangible product development costs of $298,484.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 4 of 26

  The Company has tax payable and recorded an income tax expense of $1,104,088 for the year ended December 31, 2015 compared to an income tax expense of $1,849,316 for the year ended December 31, 2014.The tax payable is a result of a tax review conducted by the Company to take into account the effects of tax in the United States. This is the most conservative approach that the Company can take at this time.

  The Canadian dollar has diminished in value against the US dollar resulting in a provision for an unrealized foreign exchange loss for our Canadian assets in the amount of $417,644 for the year ended December 31, 2015 compared to $389,801 for the year ended December 31, 2014.

  Product liability insurance has been included in cost of goods sold.

  Cash on deposit at December 31, 2015 was $3,175,292.

  Working capital at December 31, 2015 was $10,099,390 compared to $12,868,325 at December 31, 2014.

  To prepare for anticipated product orders created by new PHMSA regulations originally scheduled for January 2015 the Company invested heavily in inventories that were higher than ideal. Inventories were at $5,981,919 at December 31, 2015 compared to $4,161,506 at December 31, 2014.

  Company remains free of interest-bearing long-term debt commitments.

  Net assets were $13,606,719 at December 31, 2015 compared to $16,598,926 at December 31, 2014. This represents a book value of $0.30 per share at December 31, 2015 and $0.37 per share at December 31, 2014.

  Financial performance for the year-to-date has been heavily impacted by the delay in PHMSA regulations, global economic problems, poor crude oil commodity prices and various competitive factors.

CORPORATE OVERVIEW

Kelso is a railway equipment supplier that produces and sells proprietary tank car service equipment used for the safe loading, unloading and containment of hazardous materials (HAZMAT) during transport. Products are precision engineered and technologically advanced to provide economic and operational advantages while reducing the potential effects of human error, environmental harm and regulatory discipline during the transport of HAZMAT.

The Company’s common shares are publicly traded on the Toronto Stock Exchange under the trading symbol KLS and the NYSE Markets Exchange under the trading symbol KIQ. The Company listed on the Toronto Stock Exchange on May 22, 2014 and on the NYSE Markets Exchange on October 14, 2014.

The Company operates in combination with its wholly owned subsidiaries Kelso Technologies (USA) Inc and Kelso Innovative Solutions Inc.

In 1998, in response to growing environmental and safety concerns regarding the transport of HAZMAT, Kelso identified a worthy product development opportunity to pursue. The Company began engineering and testing a new design concept for a unique externally mounted constant force spring pressure relief valve (EPRV) for pressure management of HAZMAT being shipped via railroad.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 5 of 26

While this EPRV design was recognized as a major innovation the Company faced many barriers to the advancement of its EPRV ambitions. These barriers included the lack of qualified railroad partners; inadequate financial capital; inability to meet minimum railroad vendor status; no production infrastructure; the inability to secure adequate product liability insurance; and achieving regulatory compliance all of which are required by the railroad industry.

Despite the challenges and with much perseverance the Company did eventually complete industry testing of its EPRV designs with the assistance of some more adventurous hazardous material stakeholders. The EPRV design was successfully patented and subsequently approved for use in the United States and Canadian railroad industry.

Unfortunately management had severely underestimated its limitations. The barriers it faced for market penetration included the need for considerable capital resources, management expertise and production infrastructure. Eventually Kelso’s business prospects stalled due to its poor financial health; lack of development capital and minimal sales results. Kelso found itself financially insolvent and looking for a new direction in early 2010.

The Company recruited and appointed a new executive management team in April 2010 at which time a new commercial business plan was established. In accordance with this strategic plan, new management consolidated the Company’s share capital on the basis of one new Common Share for seven old Common Shares; accessed new equity development capital; recruited railroad expertise; established a new production infrastructure whereby the Company believes it has a strong supply chain which provides parts to produce our products in amounts necessary to satisfy customer purchase orders and fluctuating demand; secured required regulatory approvals; secured product liability insurance; and implemented educational marketing initiatives.

Management has successfully implemented its initial business plans and established multi-million dollar sales of its products to North American rail tank car manufacturers (OEM) and retrofit/repair businesses. In accordance with the established business development goals revenues over the last five audited year end periods were as follows: $18,910,122 for the year ended December 31, 2015; $23,816,809 for the year ended December 31, 2014; $13,131,387 for the year ended December 31, 2013; $2,830,778 for the four month year ended December 31, 2012; $2,233,807 for the year ended August 31, 2012; and $1,326,024 for the year ended August 31, 2011.

The Company’s net earnings performance over the last five year end periods were as follows; a net loss of $2,510,826 for the year ended December 31, 2015; net income of $4,025,781 for the year ended December 31, 2014; net income of $2,456,636 for the year ended December 31, 2013; net income of $10,988 for the four month year ended December 31, 2012; a net loss of $1,276,827 for the year ended August 31, 2012; and a net loss of $1,463,869 for the year ended August 31, 2011. Currently the Company offers approximately 40 commercial products. These products include a series of 36 types of EPRV for pressure management; a revolutionary new one-bolt manway product trademarked the “Kelso Klincher™” (“KKM”); and an eduction tube system (ETS) that address the technical requirements of load and unload operations and the containment of hazardous commodities during transport.

In addition to current product offerings, our product development group, Kelso Innovative Solutions Inc (KIS) is incorporating railroad industry feedback into new product development decisions. Our engineers have been working on patent pending new products that include a high pressure EPRV, dual rating EPRV, vacuum relief valve and a bottom outlet valve which will be added to the Company’s catalogue when qualified. All product developments are expected to contribute substantially to the future financial growth of the Company. Other new products are in development which will allow Kelso to offer more complete packages for pressure and general service tank cars in the coming years.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 6 of 26

The direction of the Company is being further influenced by the fallout of recent derailments of trains carrying hazardous materials that have raised government concerns and action plans over railroad safety. These concerns include the quality and effectiveness of service equipment used for containment of hazmat during rail operations and has led US and Canadian regulators to issue new tank car performance standards. Regulatory bodies have finalized design criteria for safety enhancements for new tank cars and retrofit of existing railroad tank cars carrying flammable liquids such as crude oil and ethanol. Tank car owners and users, especially those in the shale oil segment are assessing the impact of these new regulations which is delaying decisions related to individual fleet content and temporarily slowing down new tank car build schedules and tank car retrofit plans.

Although the final PHMSA and Transport Canada regulations are in place, the industry continues to fine-tune the details of products needed for compliance. Kelso is participating in the definition of these details and is adjusting product specifications accordingly. This is the focus of our business development plans.

The Company continues to develop new technology solutions for the railroad industry which has historically been slow to develop or adopt new technologies. Most rail tank car OEMs must deal with the challenges of strict regulatory compliance requirements that are time consuming, risky and contrary to their profit goals. Therefore many technology designs have not changed in decades even though environmental sensitivities, human safety issues and regulatory engineering problems continue to challenge the railroad industry. This provides Kelso with its ongoing opportunities to use its engineering creativity to provide unique technology services to the railroad industry and grow a successful multi-million business.

Kelso is growing its commercial product catalogue substantially to get ready for the next up-cycle in rail tank car production that is expected to commence later this year triggered by required compliance with new hazardous material regulations and laws. The railway industry has been bogged down with regulatory and economic challenges over the past year and there is a severe slowdown in rail tank car production. Kelso has managed its balance sheet well and has the necessary capital resources to maintain operations throughout 2016.

NEW DEPARTMENT OF TRANSPORTATION REGULATIONS FOR RAIL TANK CARS

On May 1, 2015 Transport Canada (TC) and the Department of Transportation (DOT) of the United States put forth their new requirements for rail tank cars used in the transportation of flammable liquids by rail. The final rules were developed by the U.S. Pipeline and Hazardous Material Safety Administration (PHMSA) and the Federal Railroad Administration (FRA). The rules establish minimum construction and performance standards for rail cars transporting dangerous goods, including petroleum crude oil and ethanol in North America. It covers High Hazard Flammable Trains (HHFT) defined as trains with more than 20 tank cars carrying Packing Group I or II commodities and High Hazard Flammable Unit Trains (“HHFUT”).

New tank cars constructed after October 1, 2015, are required to meet the new DOT Specification 117design or performance criteria. The prescribed car has a 9/16” tank shell, 11-gauge jacket, ½ inch full height head shield, thermal protection and appropriately sized pressure relief valves (PRV) and improved bottom outlet valves (BOV).

Existing tank cars must be retrofitted with the same key components based on a prescriptive, risk based retrofit schedule. As a result of the aggressive, risk-based approach, the final rule requires replacing or upgrading the entire fleet of DOT-111 tank cars for Packing Group 1, which covers all crude oil shipped by rail, within three years and all non-jacketed CPC-1232 tank cars, in the same service, within approximately five years.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 7 of 26

Existing tank cars will have to be retrofitted to meet the new standard under the following time guidelines:

1.	Non-jacketed DOT-111 tank cars in Packing Group I service must be retrofitted by January 1, 2018.

2.	Jacketed DOT-111 tank cars in Packing Group I service must be retrofitted by March 1, 2018.

3.	Non-jacketed CPC-1232 tank cars in Packing Group I service must be retrofitted by April 1, 2020.

4.	Non-jacketed DOT-111 tank cars in Packing Group II service (includes ethanol) must be retrofitted by May 1, 2023.

5.	Jacketed DOT-111 tank cars in Packing Group II service must be retrofitted by May 1, 2023.

6.	Non-jacketed CPC-1232 tank cars in Packing Group II service must be retrofitted by July 1, 2023.

7.	Jacketed CPC-1232 tank cars in Packing Group I and Packing Group II service must be retrofitted by May 1, 2025.

Relevant to Kelso is that the tank car must be equipped with appropriately sized pressure relief valves and improved bottom outlet valves. Kelso is a leader in the design and supply of these technologies.

BUSINESS MODEL

The business model of the Company is focused on the industrial design and engineering development of a new generation of qualified railroad equipment based on our patents, proprietary rights and specific adoption criteria established by our clientele. The resulting commercial products are to be marketed, produced and distributed to our OEM, repair and retrofit customers in the railroad industry.

Our primary goal is to build large profitable revenue streams from these products. Although there is no guarantee that the Company will be successful in achieving these revenue streams should they occur management plans to reinvest positive cash flows from operations into the expansion of our business capabilities to grow earnings to levels that will maintain financial health without further external funding.

Our overall focus is the growth of earnings, dividends and corporate value on behalf of Kelso’s shareholders.

The Company believes that the railroad industry has not meaningfully re-engineered load/unload and containment systems for hazardous materials in over 70 years. The Company also believes that the social liabilities, environmental sensitivities and worker safety issues have increased government pressure and spurred the new PHMSA regulations in both Canada and the United States. This should prompt the transportation industry to adopt new technologies at a much quicker pace which would provide Kelso a solid foundation on which to continue to grow a sustainable, profitable business.

Management believes the key features of our business model include:

  Experienced executive management including the directors and officers of the Company.
  Focused strategic plans that are achievable and sustainable on low capital investment.
  Railroad and regulatory alliances and influence.
  Strong working capital position.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 8 of 26

  Reputable public company governance.
  Access to development capital (if required).
  Solid reputation as a reliable supplier of high-quality railroad equipment.
  Innovative products with a proven exceptional service record.
  Solution based engineering capability addressing customers’ specific criteria.
  Creation of a “new generation” of service equipment for tank cars through in-house product development.
  Acquisition of new or established products that can grow new markets under our management.
  Marketing initiatives that promote awareness of our products being “best available technology”.
  Reliable order base from customers to fuel profitable business growth.
  Production infrastructure and capacity that can supply overall demand.

Although still a small enterprise, Kelso believes that it is at the forefront of technology development for the railroad industry because it has successfully developed products using new technologies which are designed to address current industry and customer demand and replace products that are based on technology developed in some cases 80 years ago. Kelso’s business model is focused on becoming a leader in the design and supply of new technologies aimed at worker safety; and the safe handling and containment of hazardous materials in transportation systems while providing economic advantages to users.

QUALIFIED COMMERCIAL PRODUCTS

The Company currently offers approximately 40 commercial products. The key products include 36 types of EPRV for pressure management applications; the KKM manway securement system and ETS products that address the technical requirements of load/unload operations and the containment of hazardous commodities during transport. Products are designed for use on railroad tank cars but can be modified for use in other markets such as trucking. The Company has patent protection for EPRV and KKM. In addition to current product offerings, Kelso is working on new products to add to the commercial product catalogue by incorporating customer feedback into product development decisions.

External Constant Force Spring Pressure Relief Valves (“EPRV”)

Over the past decade Kelso has been involved in the development, regulatory approvals, marketing and manufacture of EPRV that are designed for railroad tank cars that carry hazardous and non-hazardous commodities. The Company currently offers 36 versions of the EPRV in its product line, including a number of high-performance EPRV products. As required all EPRV products have received AAR approval based on service trials and physical testing. The Company believes that its series of EPRV products are “best available technology” products; proprietary to Kelso; and have a number of significant competitive advantages that include:

  High “barrier to entry” for competitors due to our patent rights and the years of testing required by the AAR to gain regulatory approvals.
  The only high flow valve in market that is totally external which limits exposure to chemicals or other corrosive commodities transported in the tank car.
  Technological improvement over older valve systems as it eliminates the helical coil spring, the internal valve stems and spring guide tube.
  Multiple springs that prevent disruptions that occur when single spring designs become inoperable due to spring failure.
  Increased valve reliability due to little or no contact with HAZMAT.
  Uses flat gasket seal; more tolerant to contamination.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 9 of 26

  Low profile provides for better roll over safety.
  External design allows complete inspection during loading.

“Kelso Klincher®” Manway (“KKM”)

The Company holds the patent rights for a new one-bolt manway technology trademarked as the “Kelso Klincher®”. The Tank Car Committee (TCC) of the Association of American Railroads (AAR) has cleared the KKM for unrestricted commercial use ending the required Field Service Trial (FST) requirements for the KKM. The TCC encourages innovation and the development of new designs of service equipment that improve tank car safety and reduce the risks of non-accidental releases of hazardous materials. The TCC has favorably recognized the performance of the KKM during the FST and want to see it in service on a broader scale. The TCC will advise all interested parties including shippers, owners and OEMs of rail tank cars that they are able to install as many KKM units as they wish to specify with no restrictions on use.

The Company believes that the KKM is an important technology change for the railroad industry where the return on investment and arguments for customers’ adoption of the KKM are compelling. They include:

  One bolt-and-strap design eliminates eye-bolt problems and possible leaks due to crushed gaskets.
  Eliminates lid deformation and nozzle distortion due to the over-torque of eye-bolts.
  Eliminates relaxation of gaskets under eye-bolt location.
  Eliminates eye-bolt nuts loosening in transit due to vibration and improper cross-bolting technique – a violation subject to regulatory fines in excess of $5,000 per eye bolt.
  Standard AAR-approved gasket retention method with currently used hard and soft gaskets.
  ACME Thread on T-Bolt virtually eliminates loosening due to vibration.
  Rigid collar at top of nozzle reduces risk of nozzle or lid distortion.
  Much faster opening and closing operation with one bolt management system which will take the current industry open/close standard cycle time of 25-35 minutes to 5 minutes with the KKM.
  Uniform load on the gasket prolongs service life as evidenced in field service trial.
  Reduces possible release of hazardous commodity in a roll-over accident by moving threaded closing mechanism below the plane of the lid.
  Ease of operation with lightweight hinged lid.
  No eye-bolts to kick at tank car inspection.

Eduction Tube Technology (“ETS”)

Our ETS is a long-hose device used in the loading and unloading of highly corrosive chemicals from rail and road tank cars. It is constructed of specialty materials and has been specifically designed for the rigors of acid handling and transport.

KKM Adapter Plate

Kelso has successfully developed and tested a fully functional loading arm adaptor that fits both the KKM and older hinged 6 and 8 eye-bolt manways currently in service on bank cars in North America. The adaptor attaches permanently to the existing loading arm apparatus and connects the loading arm to any existing manway in service today. The adaptors are a minimal expense when measured against the substantial capacity gains they will produce hence addressing the concerns of additional capital expenditures required to convert loading terminals that top-load HAZMAT.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 10 of 26

PRODUCTION

Kelso currently operates two facilities totaling 50,000 square feet in Bonham, Texas. The Company is fully qualified and certified to produce products for the railroad industry. It has been granted the required certifications including holding an AAR M1002 Class D Registration and AAR M1003 Quality Assurance System Certification for its production facilities from the Association of American Railroads.

Location to supply chains and customers is a critical factor in our production strategy in order to reduce distribution costs of inbound components and shipping costs associated with outgoing finished products. Bonham, Texas is within approximately 250 miles of the Company’s main customers. Kelso controls engineering drawing/specifications, assembly, testing, certification and shipping processes for its products. Production output can be scaled upwards when required with minimal capital investment.

Our policy is that all parts and workforce must be sourced in the United States or Canada when possible. The Company utilizes assembly production techniques to produce finished products. Cast and fabricated components of our products are being sourced from expert certified suppliers as AAR regulations require the Company’s principle suppliers to be certified by the Company as meeting AAR requirements through site visits and operational audits. One of the audit requirements of the AAR is that the suppliers must utilize modern equipment and their employees must have proper training certifications including certifications for welding. The Company believes that this production model minimizes expensive capital layouts for manufacturing equipment and certified human resource expertise which in turn reduces our overall financial risks due to fabrication and casting errors.

Cost control and minimization is paramount to the Company’s production strategy as is the plant location relative to customers to reduce distribution costs. The Company has engaged suppliers and individuals with extensive production expertise with the overall goal of attaining economic, effective and efficient assembly operations. The Company requires that individuals and suppliers performing critical operations for component parts must have demonstrated a five year minimum experience with similar production procedures.

In June 2014 the Company completed its new 44,000 square foot facility at a cost of approximately $2.7 million in Bonham, Texas. Based on customer inputs and demand for products the new facility is custom designed to produce high volumes of our EPRV, KKM, BOV, VRV and several new products that are being developed.

SALES AND MARKETING

Kelso’s marketing objective is to build sales volume and increase market share for our current and future products. This involves building long-term relationships with all stakeholders in the railroad industry. The foundation of our business is the trust and confidence that stakeholders have in our ability to service their needs.

Our products are designed to provide reliable pressure management and containment of all commodities being shipped by rail tank car and are AAR (Association of American Railroads) approved. These commodities range from non-hazardous to the more dangerous and challenging hazardous materials. In general hazardous materials are ones that present serious risks to health or the environment. They may be explosive, gaseous, flammable, toxic, radioactive, corrosive, combustive or leachable. There are hundreds of different hazardous materials being produced and shipped all over North America including crude oil, ethanol, sulfur and acids.

The Company’s experienced marketing and sales professionals work directly with a wide range of customers who produce or retrofit tank cars or use railroad tank cars to transport hazardous and non-hazardous commodities as part of their business operations. We provide orientation services to these customers regarding our technologically advanced products and demonstrate the economic and operational advantages including minimizing the potential negative effects of human error, environmental harm and regulatory discipline for violations. Our sales objective is to have the customer specify our equipment on future orders for new tank cars to be produced or for tank cars that are destined for retrofit or repair.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 11 of 26

Kelso’s products are not sold directly to the customer purchasing the tank cars as our products are installed on the finished tank car during their production. Once finalized by our customers their specifications go to the rail tank car manufacturers (“OEMs”) that produce new tank cars or railroad retrofit and repair businesses. These businesses order the customers specified equipment from Kelso to be installed during their production operations.

There are five major OEM customers in North America that purchase Kelso service equipment products on behalf of customers who ship non-hazardous and hazardous materials. They include Trinity Industries, American Railcar Industries, Union Tank Car, National Steel Car and Greenbrier. Although we communicate directly with many companies regarding their needs over 90% of our revenues are expected to be generated from the OEM segment of the railroad market at this time. Several new tank car OEMs are entering the market and Kelso has a business relationship with each of them.

In addition management has also established strategic advisory relationships with the Federal Railroad Administration of the United States (FRA) and Transport Canada (TC) both of which have requested that the Company participate in and present at FRA and TC training seminars throughout North America. Certain Kelso management personnel serve on AAR Task Force Committees that formulate tank car standards.

Management is a member of the AAR and has established key strategic relationships and memberships in other influential members of the railroad community including the Rail Supply Institute (RSI) and the Chlorine Institute. The Company is well connected with the Safety and HAZMAT sections of the Class 1 railroads, such as BNSF Railway, CSX, Union Pacific Railroad, Canadian National Railway and Canadian Pacific Railway.

The Company has also implemented educational marketing initiatives whereby the Company sends representatives and speakers to industry seminars and trade shows and to customer sponsored training seminars specific to customer locations.

Revenue Projections

The railroads; oil companies; tank car owners and manufacturers; provincial, state and municipal governments; along with federal and industry regulators are currently addressing the new DOT-117 specifications. The DOT-117 transition is complex, costly and time consuming to implement and has slowed Kelso’s anticipated business growth in 2015 from what the Company considered a reasonable projection in prior management discussions. Fiscal 2015 sales revenue fell short of previous estimated forecasts as a result of several risk factors identified by the Company in its disclosures. These factors caused a significant slowdown in demand for our products in 2015 and this trend is likely to extend into early 2016.

Kelso does not provide forward looking sales projections to the public. Management is unable to measure or predict the financial impact or the timing of business flows under the new regulations or the deteriorating economic conditions surrounding the crude oil industry, all of which are well beyond the control of Kelso. The new regulations came into effect as of May 1, 2015 and commencing on October 1, 2015 all new and retrofit rail tank cars must meet the new DOT-117 specifications.

All Kelso products meet these specifications. The Company is continuing the expansion of its product catalogue. Potential revenue per tank car is expected to increase sales volume in future periods as each tank car may include more types of our products.

The Company advises the public about its business progress by way of quarterly and annual financial statements as well as management discussions and analysis for those periods. The Company will issue press releases announcing material events that affect the business health of the Company in accordance with the policies and guidelines of the Toronto Stock Exchange and the NYSE Markets Exchange.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 12 of 26

PRODUCT DEVELOPMENT AND PATENTS

Kelso’s ability to establish and sustain business growth lies in our ability to create new commercial products. Our research, development and engineering initiatives are conducted through our wholly owned subsidiary Kelso Innovative Solutions Inc (KIS).

KIS is dedicated to the creation of new patented products that better serve the modern challenges of the domestic and international markets for the transport of HAZMAT via rail and road. KIS works closely with HAZMAT stakeholders designing products that involve detailed proprietary and engineering knowledge and specific industry adoption criteria.

Many of these new products have significant industrial market prospects. Although all our products in development are expected to be successfully qualified, introduced and adopted commercially over the upcoming years there is no guarantee that such products will have significant market prospects or that they will be successfully developed, introduced and adopted commercially.

The Company’s pressure relief valve for high-pressure tank cars (JS330) designed to carry liquefied compressed gas is currently in testing. The Company’s BOV and vacuum relief valve (VRV) are currently in the service trial stage.

Vacuum Relief Valve (VRV)

The VRV is a low pressure device specifically designed to protect rail tank cars from the effect of an excessive vacuum and prevents the implosion of the tank car. The development of our patent pending VRV has been driven by customers’ demand for a better performing VRV due to high failure rates of current products in use in the market today.

Our new innovative VRV design features our patented constant force pressure springs and meets the new DOT-117 tank car specifications to be implemented on October 1, 2015. The Association of American Railroads (AAR) has approved Kelso’s new vacuum relief valve (VRV) design for commercial service trials that will take up to two years to complete.

Bottom Outlet Valve (BOV)

Bottom outlet valves are utilized on rail tank cars for the primary purpose of unloading the contents of the tank. The BOV must be a low-profile design as it is positioned at the lowest point of the tank so that a full discharge of the tank can be achieved. They are widely used in the transport of hazardous commodities such as crude oil, ethanol, chemicals, petrochemicals and minerals such as molten sulfur as well as many non-hazardous commodity applications.

The development of our patent pending BOV has been driven by customers’ demand for a better performing BOV due to chronic performance problems with current products in use in the market today. Our new innovative BOV design prevents valve operating stem leaks and features the use of non-corrosive ceramic materials and a seal protecting wiper. Our BOV meets the new DOT-117 tank car specifications to be implemented on October 1, 2015 and the new M1002 Tank Car Standards requiring a removable handle.

The Association of American Railroads (AAR) has approved Kelso’s new bottom outlet valve (BOV) design for commercial field trial testing that will take up to two years to complete.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 13 of 26

High Pressure Relief Valve (HPRV)

The Company holds United States Patent Number: 9,163,738 for its unique design of a new high pressure constant-force spring pressure relief valve (HPRV) for specialized use in the “Pressure Tank Cars” category of the rail tank car market.

Our HPRV is a derivative of our existing PRV patent and meets the performance specifications and regulatory requirements for pressure tank cars. It is designed for demanding applications in the transport of pressurized commodities such as propane and anhydrous ammonia. The new HPRV will be offered in 225PSI, 247PSI, 280PSI and 330PSI ratings. It is suitable for applications in both the new tank car and retrofit/repair markets. We anticipate that we can service up to an additional 10% of the rail tank car market annually.

Kelso has received an AAR application number for its HPRV. The HPRV has been pressure and flow tested and confirmed by an independent, AAR-approved engineering test facility in Nunn, Colorado as required by the railroad industry. We anticipate that the service trial will commence in 2016 and be completed within two years. Final approvals from the American Association of Railroads (AAR) usually take up to one year for non-hazardous applications and two years for hazardous applications to obtain.

The development of our HPRV has been driven by customers’ concerns and demand for a better performing HPRV. Our HPRV design meets the DOT-112 tank car specifications.

Second Dual Preset Pressure Relief Valve (DPRV)

The Company was granted a United States Patent (#9,234,601 B1) for its Second Dual Preset Pressure Relief Valve on January 12, 2016.

Our new DPRV design is based on specialized mechanical engineering innovations that provide safety benefits in both accident and non-accident environments. In general terms in an accident involving fire the DPRV will significantly lower its operating pressure rating to a level that will keep the valve open in order to evacuate the tank car in less than 100 minutes as required by AAR recommendations. This capability in a fire allows the contents in the tank car to escape before it over pressurizes causing a breach or failure or before the contents self-combust. Both these dangerous situations can cause a catastrophic explosion of the tank car.

Our DPRV offers new safety advantages that are a dramatic improvement to current technology requirements. We are pursuing regulatory approvals from the American Association of Railroads for the commercial distribution of the DPRV.

RESULTS OF OPERATIONS

The financial results for the year ended December 31, 2015 are indicative of a developing railway equipment company that continues to transition into an industrial business enterprise from its product development roots. Kelso sells and distributes its patented AAR approved commercial products from a production infrastructure that can reliably supply railroad service equipment to a heavily regulated railroad industry.

In 2015 we have had to manage business development strategies in the worst rail tank car market since 2008. Political climate, regulatory uncertainty, low commodity prices and diminishing economic activity have slowed the rail tank car business significantly.

The Company as well as the rest of the railway industry has encountered operating slowdowns due in part to the confusion created by the new regulations that were announced at the end of April 2015. The industry and regulators have made some headway in clearing up the contentious issues but the economic benefits will not be realized until 2016 and beyond.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 14 of 26

The bulk of our revenue is generated from sales of our EPRV equipment. Our KKM system is now producing revenue that is included in our financial results however our gross profit margins have suffered due to the inefficiencies and high start up costs for the KKM previously not affecting profitability. As time progresses we expect to streamline our manway production costs and move back to higher overall margin levels.

Revenues, corresponding expenses and financial performance during the year ended December 31, 2015 reflects Kelso’s progress in the execution of its business plans despite a challenged railroad and crude oil industry. Financial results reflect the revenue and related operational costs of marketing, producing and distributing its EPRV line as well as strategic costs to market and produce KKM and investments in new product development associated with future business growth.

Our strategic plan requires Kelso to make considerable ongoing investments in the expansion of production capacity (including equipment, lease costs, training and qualifying human resources); railroad regulatory filings; liability insurance; expanded marketing initiatives; independent lab testing and outside specialized industrial engineering services; new patent applications; enhanced Tier 1 regulatory disclosure in Canada and the United States; more efficient accounting systems and controls; pre-sales production planning and tooling for our KKM and BOV. These costs are written off or capitalized in the period when they occur and reflect in the reported profitability of the Company in the period in which they were incurred.

Year End - December 31, 2015

For the year ended December 31, 2015, the Company reported a net loss of $2,510,826 ($0.05 per share) against revenue of $18,910,122 compared to net income of $4,025,781 ($0.09 per share) against revenue of $23,816,809 for the year ended December 31, 2014.

Revenues diminished from 2014 levels as customers rescheduled their equipment needs to future periods due to deteriorating economic conditions, poor commodity prices and regulatory uncertainty. Gross profit margins declined to $5,100,129 (26.9% of revenues) for the year ended December 31, 2015 compared to $10,924,325 (45.9% of revenues) for the year ended December 31, 2014. This reflects a severe drop in sales of oil related products that coincide with market inactivity due to low oil prices. Gross profit also includes the effects of increased competition, the expensive start up costs of low volume manway production and the sale of old manway inventories. Diminishments in gross profit results were expected in 2015 and remain within the revised business development budgets established by management. The Company is working on new production methods and economies of scale to improve costs of goods sold in the future.

EBITDA for the year ended December 31, 2015 and December 31, 2014 has been calculated as follows:

	Year ended		Year ended
	December 31, 2015		December 31, 2014

Net income (loss)	$(2,510,826)		$4,025,781
Share-based expense	$672,533		$417,401
Write-off of intangible costs	$298,484	$	Nil
Unrealized foreign exchange loss	$584,162		$389,801
Amortization	$237,201		$161,408
Deferred income tax(Recovery)	$(86,932)		$832,171
Income tax expense	$1,191,020		$1,017,14
EBITDA (loss)	$385,642		$6,843,707

Factors in the reported income for the year ended December 31, 2015 include expenses related to ongoing marketing initiatives in the amount of $730,389 (2014 - $571,990) and related travel costs of $445,555 (2014 - $290,400). These expenses are directly related to the generation of revenue during the year. These ongoing marketing initiatives are necessary to build our brand and fuel our future business growth.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 15 of 26

A key component of our future business growth is the research, design, testing and qualification of new products. During the year ended December 31, 2015 our industrial product design and development costs rose to $783,680 (2014 - $440,600). This includes expenses related to design and continuing testing of our new VRV, DPRV, BOV and HPRV all of which form a significant opportunity for Kelso to grow its future revenues.

The growth of our business and preparing for the impact of the new PHMSA regulations reflect in our ongoing investments in human resources, marketing, sales and production operations for the year ended December 31, 2015. The Company recorded office and administrative costs of $1,547,182 (2014 - $1,097,092), Management compensation for the year ended December 31, 2015 fell to $727,217 representing compensation for four managing executives compared to $1,243,763 for the year ended December 31, 2014 representing three executives. Management compensation includes an accrual for management performance bonuses of $Nil. Consulting fees including investor relations were $505,869 (2014 - $409,271) for the year ended December 31, 2015.

Accounting, audit and legal fees are cost components of our corporate development strategies and the administration functions of a publicly listed industrial company. Costs for these professional services were $239,581 for the year ended December 31, 2015 (2014 - $225,481). The Company accrues its audit costs on a quarterly basis. Legal costs are related to public company administration including the preparation and filing of press releases, documentation and reviewing possible acquisition targets and new business arrangements regulatory documentation including (Annual Information Form) and Securities Exchange Commission documentation (20-F).

The Company’s functional currency is US dollars but Kelso holds various assets in Canadian dollars. The Canadian dollar has recently diminished in value against the US dollar therefore we have recorded an unrealized foreign exchange loss of $417,644 for the year ended December 31, 2015.

During 2015 the Company conducted a review of it’s tax exposure in the United States. As a result of that review the Company has recorded a net payable of $1,104,088. This represents the amount the Company possibly owes net of recoveries from taxes previously paid in Canada. This is the most conservative approach that the Company could take at this time and it will be exploring other tax avenues in the near future which could possibly mitigate this payable and possibly result in a significant recovery.

Revenues and profitability have diminished considerably from the previous year during the year ended December 31, 2015. Management cautions that the economics and overall infrastructure of the railway industry including the effects of new regulations and low commodity prices pose many challenges to our future business development and adoption of our products. Slow business activity stemming from economic and regulatory uncertainty could have a material effect on our current and future business abilities including financial condition and results of operations (see Risks and Uncertainties on Page 21).

Fourth Quarter - Three months ended December 31, 2015

For the three months ended December 31, 2015, the Company reports a net loss of $2,283,515 ($0.05 per share) against revenue of $3,071,130 compared to net income of $762,321 ($0.02 per share) against revenue of $6,751,794 for the three months ended December 31, 2014. The quarterly loss was largely due to tax entries as a result of the year end tax review.

Quarterly revenues continued to decline due to a dramatic slowing in railway activity being fueled by a poor economic climate, low commodity prices and regulatory uncertainty. The Company has experienced cost increases for raw materials, lower prices for competitive products and write offs of one-time manway development costs resulting in a gross profit $21,036 for the three months ended, December 31, 2015 compared to $2,933,583 (43.4%) for the three months ended December 31, 2014. The diminishment in gross profit results were due to the startup inefficiencies of our KKM manway development activity and an inefficient startup production system.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 16 of 26

In accordance with IFRS the reported loss for the three months ended December 31, 2015 includes items not involving cash. These non cash items include amortization of equipment and patents, unrealized foreign exchange loss, tax expense and share-based expense.

Factors in the reported income for the three months ended December 31, 2015 include expenses related to ongoing marketing initiatives in the amount of $153,568 (2014 - $167,244) and related travel costs of $121,123 (2014 - $105,199). These expenses are directly related to the generation of revenues. These ongoing marketing initiatives continue to fuel our future business prospects.

A key component of our future growth is the research, design, testing and qualification of new products. During the three months ended December 31, 2015 our industrial product design and development costs were $156,641 (2014 - $168,225). This includes expenses related to design and continuing testing of our new VRV, DPRV, BOV and HPRV both of which form a significant opportunity for Kelso to grow its future revenues.

The growth of our business and impact of the new PHMSA regulations reflect in our ongoing investments in human resources, marketing, sales and production operations for the three months ended December 31, 2015. The Company recorded office and administrative costs of $481,055 (2014 - $380,913), executive management fees of $51,150 (2014 - $322,438) and consulting fees including investor relations of $38,053 (2014 - $108,840) for the three months ended December 31, 2015.

Accounting, audit and legal fees are cost components in our corporate finance strategies and the administration functions of a publicly listed industrial company. Costs for these professional services were $23,828 for the three months ended December 31, 2015 (2014 - $28,911). The Company accrues its audit costs on a quarterly basis. Legal costs are related to public company administration including the preparation and filing of press releases, documentation and reviewing possible acquisition targets and new business arrangements and regulatory documentation including (Annual Information Form) and Securities Exchange Commission documentation (20-F).

The Company’s functional currency is US dollars but Kelso holds various assets in Canadian dollars. The Canadian dollar has recently diminished in value against the US dollar therefore we have recorded an unrealized foreign exchange loss of $291,237 for the three months ended December 31, 2015.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2015 the Company had cash on deposit in the amount of $3,175,292, accounts receivable of $1,706,488, prepaid expenses of $1,103,498 and inventory of $5,981,919 compared to cash on deposit in the amount of $9,895,463, accounts receivable of $2,850,180, prepaid expenses of $58,432 and inventory of $4,161,506 at December 31, 2014. The Company’s current ratio at December 31, 2015 was a healthy 5:1 compared to 4.1 to 1 December 31, 2014.

The working capital position of the Company at December 31 2015 was $10,099,390 which includes $2,795 due to related parties compared to a working capital position of $12,868,325 which includes $709,954 due to related parties at December 31, 2014.

Net assets were $13,606,719 at December 31, 2015 compared to $16,598,926 at December 31, 2014. At December 31, 2015 the Company had no interest bearing long-term liabilities or debt.

Kelso’s primary source of revenue is from new rail tank car builders and retrofit/repair customers. In 2015 we experienced the worst rail tank car market since 2008. Political climate, regulatory uncertainty, low commodity prices and diminishing economic activity have slowed the rail tank car business significantly.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 17 of 26

Despite the poor economy Kelso is confident that the demand for its current products and new product offerings will improve in future periods. Indicators in the rail industry suggest that the demand for new tank car builds and mandatory retrofit activity will grow steadily during through 2018 based on new PHMSA regulations and should provide Kelso with growth in sales revenue.

The Company can currently generate the necessary capital resources required to finance operations by way of the sales of its products; the exercise of incentive stock options; and the issuance of equity securities through private placements if funding is necessary. The Company received new equity capital from the exercise of options in the amount of $373,723 during the year ended December 31, 2015.

The Company declared its second annual dividend on April 1, 2015 in the amount of $0.03 per share resulting in a total cash outlay of $1,377,654. The dividend was paid in cash on April 30, 2015.

Management takes all necessary precautions to minimize risks however additional risks could affect the future performance of the Company. Business risks are detailed in the Risks and Uncertainties section of this MD&A (Page 21).

SELECTED QUARTERLY INFORMATION
	3 months	3 months	3 months	3 months
	ended	ended	ended	ended
	December 31,	September 30,	June 30,	March 31,
	2015	2015	2015	2015
Revenues	$3,071,130	$4,370,567	$4,596,741	$6,871,684
Cost of goods sold	$3,050,094	$3,632,878	$3,222,439	$3,904,582
Gross profit (loss)	*$ 21,036	$737,689	$1,374,302	$2,967,102
Net expenses including non-cash items	$2,304,551	$1,398,952	$1.269,219	$2,638,233
Income (loss) for the quarter	$(2,283,515)	$(661,263)	$105,083	$328,869
Basic and diluted earnings (loss) per share	$(0.05)	$(0.01)	$0.01	$0.01
Common shares outstanding	46,071,752	46,021,752	45,921,752	45,246,752

	3 months	3 months	3 months	3 months
	ended	ended	ended	ended
	December 31,	September 30,	June 30,	March 31,
	2014	2014	2014	2014
Revenues	$6,751,794	$5,936,597	$5,648,384	$5,480,034
Cost of good sold	$3,818,211	$3,131,208	$3,018,499	$2,924,566
Gross profit	$2,933,583	$2,805,389	$2,629,885	$2,555,468
Expenses including non-cash items	$2,171,262	$1,846,350	$1,549,039	$1,331,893
Income for the quarter	$762,321	$959,039	$1,080,846	$1,223,575
Basic and diluted per share	$0.02	$0.02	$0.02	$0.03
Common shares outstanding	45,246,752	44,502,766	44,020,314	43,620,043

      • * includes year-end adjustments to inventories and write offs

At December 31, 2015, and at the date of this report, there are no proposed transactions to disclose.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 18 of 26

SELECTED ANNUAL INFORMATION
	Year ended	Year ended		Year ended
	December 31	December 31		December 31
	2015	2014		2013

Revenues	$18,910,122	$23,816,809		$13,131,387
Cost of goods sold	$13,809,993	$12,892,484		$7,826,180
Gross profit	$5,100,129	$10,924,325		$5,305,207
Expenses including non cash items and before
deferred income tax recovery	$6,506,867	$5,173,711		$3,680,742
Deferred income tax recovery	$86,932	$832,171		$(832,171)
Income tax expense	$1,191,020	$1,017,145		$0.00
Net income (loss) for the year	$(2,510,826)	$4,025,781		$2,456,636
EBITDA for the year	$385,642	$6,843,707		$2,496,632
Number of common shares outstanding	46,071,752	45,246,752		43,020,326
Earnings(Loss) per common share	$(0.05)	$0.09		$0.06
Cash	$3,175,292	$9,895,463		$4,462,531
Working capital	$10,099,390	$12,868,325		$7,447,170
Total assets	$16,157,689	$20,696,182		$9,283,388
Shareholders’ equity	$13,606,719	$16,598,926		$8,797,241
Long-term financial liabilities	$0.00	$0.00		$0.00
Dividends paid per share	$0.03	$0.01	$	nil

OFF BALANCE SHEET TRANSACTIONS

There are no off-balance sheet arrangements which could have a material effect on current or future results of operations or on the financial condition of the Company.

FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash is classified as a financial asset at FVTPL; accounts receivable is classified as loans and receivables; and due to related parties and accounts payable are classified as other financial liabilities, which are measured at amortized cost. The carrying value of these instruments approximates their fair values due to their short term to maturity.

The Company has exposure to the following risks from its use of financial instruments:

•	Credit risk;
•	Liquidity risk; and
•	Market risk.

(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash is placed with a major Canadian financial institution and the Company’s concentration of credit risk for cash and maximum exposure thereto is $3,175,292 at December 31, 2015 (December 31, 2014 - $9,895,463).

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management’s expectations. The Company’s credit risk with respect to accounts receivable and maximum exposure thereto is $1,706,488 at December 31, 2015 (December 31, 2014 - $2,850,180). The Company’s concentration of credit risk for accounts receivable at September 30, 2015 with respect to Customer A is $894,224 (December 31, 2014 - $987,819), while Customer B is $236,037 (December 31, 2014 - $305,730). The Company has no balances past due or impaired.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 19 of 26

(b)	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At December 31, 2015, the Company has cash in the amount of $3,175,292 (December 31, 2014 - $9,895,463) to settle current liabilities of $2,550,970 with the following due dates; trade accounts payable of $543,903 (December 31, 2014 - $2,412,302) are due within three months; taxes payable of $2,004,272 (2014 - $975,000) are due within six months of the year end; management bonus payable of $Nil (2014 - $694,767) are due within five and one-half months of the year end; and due to related party balances of $2,795 (December 31, 2014 - $15,187) are due on demand.

(c)	Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. The Company’s cash consists of cash held in bank accounts that earn interest at variable rates. Due to the short-term nature of this financial instrument, fluctuations in market rates of interest do not have a significant impact on the estimated fair value or future cash flows.

(ii)	Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars (“CAD”). The Company does not manage currency risk through hedging or other currency management tools.

As at December 31, 2015 and December 31, 2014, the Company’s net exposure to foreign currency risk is as follows (in CDN):

	December 31, 2015	December 31, 2014
Net assets	$2,206,745	$5,706,362

Based on the above, assuming all other variables remain constant, a 10% weakening or strengthening of the USD against the CAD would result in approximately $220,000 (December 31, 2014 - $570,000) foreign exchange loss or gain in the consolidated statements of operations.

(iii)	Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to other price risk.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 20 of 26

CAPITAL MANAGEMENT

The Company considers its capital to be comprised of shareholders’ equity.

The Company’s objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals. Although the Company has been successful at raising funds in the past through the issuance of capital stock, it is uncertain whether it will continue this method of financing due to the current difficult market conditions and the continued internal growth of the Company’s operations.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company’s approach to capital management during the year. There are no externally-imposed restrictions on the Company’s capital.

DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, accurate, reliable and timely. The disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that information required to be disclosed in the annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to Management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.

The President and Chief Executive Officer and Chief Financial Officer of the Company have evaluated, or caused the evaluation of, under their direct supervision, the design effectiveness of the Company’s DC&P (as defined in Regulation 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings) as at December 31, 2015, and have concluded that such DC&P were designed effectively.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management has evaluated the design of its ICFR as defined in Regulation 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings. The evaluation was based on the criteria established in the “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992) (“COSO”). This evaluation was performed by the President and Chief Executive Officer and Chief Financial Officer of the Company with the assistance of other Company management and staff to the extent deemed necessary. Based on this evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the ICFR were effectively designed as at December 31, 2015.

In spite of its evaluation, Management does recognize that any controls and procedures; no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 21 of 26

RISKS AND UNCERTAINTIES

Our business operations involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by forward looking statements in this MD&A. The Company is diligent in minimizing exposure to business risk, but by the nature of its activities and size, will always involve some risk. These risks are not always quantifiable due to their uncertain nature.

“Our products involve detailed proprietary and engineering knowledge and specific customer adoption criteria. If the Company is not able to effectively protect its intellectual property or cater to specific customer adoption criteria, our business may suffer a material negative impact and could fail.”

The success of our company will be dependent on our ability to successfully develop; qualify under current regulations; and protect our technologies by way of patents and trademarks.

The Company has obtained patents for its external constant force spring pressure relief valves (Patent No. 5,855,225) and a one-bolt manway system trademarked the “Kelso Klincher®” (Patent No. US 7,104,722 B2). The Company does not have a patent for its - Eduction Tube Technology. The patent for the ETS technology expired several years ago, although the Company does hold manufacturing, sale and technology rights. The Company has also obtained trademarks for its product names, particularly “Kelso Klincher®” (issued on January 29, 2013 under number 4,282,652).

In addition the Company has filed a patent application under a “Non-Publication Request” for its Bottom Outlet Valve design. A “Non-Publication Request” keeps the patent filing private until the patent is issued. Patent applications filed under a “Non-Publication Request” only provide protection in the U.S. and not internationally.

If we are unable to secure trademark and patent protection for our intellectual property in the future, or that protection is inadequate for future products, our business may be materially adversely affected. Further, there is no assurance that our railroad equipment products and other aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely disrupt our business.

“The Company may be unable to secure or maintain regulatory qualifications for its products.”

The Association of American Railroads (the “AAR”) has specific adoption criteria that must be met before the Company’s products can be utilized by customers in the railroad industry. The Company has been successful in obtaining AAR approvals for its key products; however, there is no guarantee that the Company’s products will continue to meet AAR standards and adoption criteria as they evolve or that new products developed by the Company will receive AAR approval. In addition, certain customers may have specific adoption criteria beyond what is required by the AAR, and there is no guarantee that the Company will be able to cater to these specific adoption criteria. The Company’s failure to meet AAR and customer adoption criteria could have a material negative impact on the Company’s ability to obtain purchase orders and generate revenue.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 22 of 26

“The Company may not have sufficient capital in the future to meet rapid increases in production demands and may be unable to sustain its ability to grow its operations as quickly as anticipated.”

Although the Company had a positive working capital in the amount of $10,099,390 at December 31, 2015, the Company may, from time to time, face a working capital deficit. To maintain its activities, the Company may require access to additional capital through the sale of securities or obtaining debt financing. There can be no assurance that the Company will be successful in obtaining such additional financing and failure to do so could result in the inability of the Company to develop new products; meet production schedules; execute delivery orders; and continue its operations.

“The Company has a limited operating history and may not be able to achieve its growth objectives.”

The Company has a limited history of earnings. The Company is subject to all of the business risks and uncertainties associated with any business enterprise which is transitioning from product development to profitable operations, including the risk that it will not achieve its growth objectives. There is no assurance that the Company will be able to successfully complete its business development plans or operate profitably over the short or long term. The Company is dependent upon the good faith and expertise of management to identify, develop and operate commercially viable product lines. No assurance can be given that the Company’s efforts will result in the development of additional commercially viable product lines or that the Company’s current product lines will prove to be commercially viable in the long-term. If the Company’s efforts are unsuccessful over a prolonged period of time, the Company may have insufficient working capital to continue to meet ongoing obligations and its ability to obtain additional financing necessary to continue operations may also be adversely affected. Even if the Company is successful in developing one or more additional product lines, there is no assurance that these product lines or its existing product lines will be profitable.

“New commercial markets for our products may not develop as quickly as anticipated or at all.”

Markets for the Company’s products may not develop as quickly as anticipated, or at all, resulting in the Company being unable to meet its revenue and production targets. This may have a material negative impact on the Company, particularly if the Company has incurred significant expenses to cater to increased market demand and such market demand does not materialize.

“Unforeseen competition could affect our ability to grow our revenues as projected.”

Although the Company has patents, trademarks and other protections in place to protect the proprietary technology on which the Company’s business is dependent, competitive products may be developed in the future. Competition could adversely affect the Company’s ability to acquire additional market share or to maintain revenue at current and projected levels.

“Customer orders that are placed may be cancelled or rescheduled.”

Although the Company makes efforts to ensure customers are satisfied with the Company’s products, there is a risk that customers may cancel purchase orders before they are filled. This may have a material negative impact on the Company, particularly if the Company has already ordered the component parts required to assemble the finished products for that order or if the Company has assembled the required finished products. The negative impact may be mitigated by the Company’s ability to utilize the component parts and finished products to satisfy other purchase orders, but there is no guarantee that the Company will able to mitigate the risk of loss to the Company from cancelled orders in this manner.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 23 of 26

“The Company is dependent on a small number of OEM customers.”

Although management is optimistic about the Company’s future as a railway equipment supplier, the Company is dependent upon the five major customers that comprise the railroad tank car manufacturers for a significant portion of its revenue. In particular, the Company is dependent on three major US corporations and one Canadian corporation as customers. Although customers have displayed a pattern of consistent product orders over the past 24 months and timely payment of accounts owing, there is no guarantee that sales to these customers will continue at current levels or that these customers will continue to satisfy their payment obligations to the Company in a timely manner. The Company does not have any formal agreements for long term, large-scale purchase orders with these customers and only sells to them when purchase orders are received. The Company expects that this limited number of customers will continue to represent a substantial portion of its sales for the foreseeable future. The loss of any of these customers could have a material negative impact upon the Company and its results of operations.

“Current products may not perform as well as expected.”

There is a risk that the Company’s products may not perform as well as expected, which may result in customer complaints, returned products, product recalls and/or loss of repeat customer orders. Any one of these effects may have a material negative impact on the Company’s ability to generate revenue and continue operations.

“There may be a shortage of parts and raw materials.”

The Company currently has approximately three to five suppliers in the United States for each of the component parts and raw materials required to assemble the Company’s finished products. There is a risk that the Company may face a shortage of parts and raw materials in the future if the Company’s suppliers are unable to support current or increased customer demand for the Company’s products. This could have a material negative impact on the Company, its revenues and continued operations.

“Production capacity may not be large enough to handle growth in market demand.”

The Company’s production facilities may not be large enough to handle growing market demand for the Company’s products if market demand is beyond projected levels. The Company may not have sufficient capital to fund increased production at its existing facilities or to add new production facilities, and even if the Company did have sufficient funds for these purposes, the turnaround time to increase production may not be fast enough to meet market demand. This may have a material negative impact on the Company’s ability to maintain existing customers and expand its customer base, and its ability to generate revenue at current and projected levels.

“The Company’s product development efforts may not result in new qualified commercial products.”

The Company’s efforts to research and develop new products for the railroad industry and to develop applications for the Company’s products in other industries, such as the trucking industry, may not result in commercially viable products or applications. This may have a negative impact on the Company as its current products may cease to be best-available technology and the Company would not have a replacement or alternative product offering. Also, this may result in the Company’s investment into such research and development being a loss.

“The Company may face uninsurable or underinsured risks.”

In the course of development and production of railroad equipment products, certain risks, and in particular, destruction of production facilities by a natural disaster, acts of terrorism, acts of war or patent infringement may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company. Of the above listed risks only an act of war is truly uninsurable. The Company maintains commercial general liability insurance for claims up to $2,000,000 in aggregate and $1,000,000 per incident, as well as product liability insurance for claims up to $2,000,000 in aggregate and $1,000,000 per incident. Although the Company believes that the insurance policies currently in place adequately insure the Company given the size of its customer base and revenues from product sales, there is a risk that the Company’s insurance coverage may not be sufficient to cover future products claims.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 24 of 26

“Raw materials used by the Company for the production of its products are subject to price fluctuations which could change profitability expectations.”

Many of the materials used in our Company’s products are common raw materials such as steel and rubber. These raw materials can be subject to significant price fluctuations. A steep rise in the price of such raw materials may have an adverse effect on the pricing of our products and our operating results. As our Company does not have any purchase agreements with customers, we are able to mitigate the risks associated with price fluctuations in our raw materials by adjusting the pricing of our products accordingly. However, there is no guarantee that customers will continue to purchase our products if prices are adjusted due to the fluctuation in the price of raw materials.

“The success of the Company’s business depends substantially on the continuing efforts of its senior executives, and its business may be severely disrupted if the Company loses their services.”

The future success of the Company heavily depends upon the continued services of its senior executives and other key employees. In particular, the Company relies on the expertise and experience of its Chief Executive Officer and Chief Financial Officer and the CEO of Kelso Technologies (U.S.A.) Inc. and Kelso Innovative Solutions Inc. These individuals are under contractual obligations to the Company expiring on December 31, 2016, however if one or more of the Company’s senior executives were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. If any of the Company’s senior executives joins a competitor or forms a competing company, the Company may lose clients, suppliers, key professionals, technical know-how and staff members.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on forward-looking statements.

RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated financial statements are shown below. The remuneration of the Company’s directors and four members of key management, being the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and the Executive Vice-President of Business Development who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

		December 31, 2015	December 31, 2014

Management compensation		$727,217	$548,996
Management bonus*	$	Nil	$694,767

*	The Company has management bonus agreements whereby 10% of the annual income before taxes and share- based expense is equally distributed to management.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 25 of 26

As at December 31, 2015, amounts due to related parties, which is unsecured and has no interest or specified terms of payments, is $2,795 (2014 - $15,187) for reimbursement of expenses to a director of the Company. There is no management bonus payable for 2015 compared to $694,767 for the year ended December 31, 2014.

DISCLOSURE OF OUTSTANDING SHARE DATA

As of March 23, 2016 the Company had the following number of securities outstanding:

1)	Common shares issued and outstanding: 46,071,752

2)	Share purchase options outstanding: 1,918,571

3)	Share purchase warrants outstanding: Nil

SUBSEQUENT EVENTS

There were no material subsequent events after the year end.

OUTLOOK

In 2015 we managed our business development strategies in the worst rail tank car market since 2008. HAZMAT businesses cut back on production which led to lower demand for rail tank cars. There are many reasons for this trend which include political climate, regulatory uncertainty, low commodity prices and diminishing economic activity. This is expected to continue through early 2016.

Affecting our future business outlook is the impact of mandatory new regulations for HAZMAT tank cars. On May 1, 2015 Transport Canada (TC) and the Department of Transportation (DOT) of the United States put forth their much anticipated design specifications for the new DOT- 117 rail tank cars to be used in the transportation of flammable liquids by rail. The final rules were developed by the U.S. Pipeline and Hazardous Material Safety Administration (PHMSA) and the Federal Railroad Administration (FRA).

The new rules establish a minimum threshold for existing DOT-111 and DOT-117 rail cars transporting dangerous goods including petroleum crude oil and ethanol and other flammable commodities in North America. The primary theme of the new regulations is improving the survivability of a tank car in an accident and the adoption and use of the best available safety technologies (BAST) for the rail transport of hazardous materials.

Originally scheduled for January 2015 the delayed PHMSA regulations have proven problematic to the owners of rail tank cars. After much analysis the retrofit option for most owners is cost prohibitive and makes no financial sense. It appears that there may be a new build boom forming on the horizon as the majority of existing DOT-111 tank cars will most likely be re-purposed or scrapped in favor of new tank cars. Compliance with the new DOT-117 regulations must be completed in early 2018, a situation that should be good for the long-term benefit of the Company.

Kelso Technologies Inc.
Management Discussion and Analysis
Year ended December 31, 2015
(Expressed in US Dollars unless otherwise indicated)	Page 26 of 26

Our business is subject to many industry forces in the current economic slump that are well beyond our control. In the interim we continue to improve and grow our commercial product catalogue. We will be able to service our customers with a broader range of railway equipment when tank car demand improves. Our financial health and ability to conduct business is strong and our capital needs continue to be financed from operations and existing reserves with no interest bearing debt to service. We will continue to develop the effectiveness of our business practices to enhance our future financial performance.

Kelso Technologies Inc.

James R. Bond,
President and Chief Executive Officer